TRAVELCENTERS OF AMERICA INC.

24601 Center Ridge Road

Westlake, Ohio 44145-5639

April 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	TravelCenters of America Inc.
Registration Statement on Form S-3 (File No. 333-253662)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TravelCenters of America Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-253662) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 8:00 a.m. EDT on April 7, 2021, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Zachary Blume of Ropes & Gray LLP at Zachary.Blume@ropesgray.com or (617) 951-7663.

Very truly yours,

TRAVELCENTERS OF AMERICA INC.

By:	/s/ Peter J. Crage
Peter J. Crage
Executive Vice President, Chief Financial Officer and Treasurer